Exhibit 99.1

Canadian National Railway Orders Four LNG Tenders from Westport

~ Westport Launches a New Product to Serve Natural Gas Needs of the North American Railroad Market  ~

VANCOUVER, June 5, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), today announced the launch of a liquefied natural gas (LNG) tender product solution with an order for four tenders from Canadian National Railway (CN) (TSX:CNR) (NYSE:CNI). The first tender to supply fuel to an adjacent natural-gas powered locomotive will be delivered in the fourth quarter of 2013.

"There is growing consensus around the enormous potential of using LNG as a fuel for locomotives and there is a clear path for the industry to achieve this shift to a cleaner, cheaper and domestically available fuel," said Nicholas Sonntag, Executive Vice-President at Westport. "The Westport LNG Tender leverages our substantial expertise in LNG storage, cryogenic systems, and natural gas fuel delivery for mobile applications to create a product that will immediately help railroads to validate the value of LNG in their operations today, with a built-in upgrade pathway to the next-generation locomotives coming over the next few years."

Putting the LNG on a Westport LNG Tender, rather than simply replacing the diesel fuel tanks on existing locomotives, offers a number of advantages:

•	More than 10,000 gallons LNG capacity - provides longer range than a diesel locomotive, reducing the need for LNG refuelling infrastructure and refuelling stops
•	Intelligent fueling controls will allow tenders to supply fuel to natural gas locomotives from virtually any manufacturer, reducing operational complexity and investment in different proprietary fuel supply solutions
•	Each tender can support two locomotives, reducing the capital investment required to move to LNG
•	Utilizes an industry standard vehicle design and 40' LNG ISO tank, which minimizes cost and will allow production volumes to be rapidly increased as the industry migrates to LNG

"CN is testing natural gas locomotives and Westport's experience in providing LNG solutions for transportation makes it the natural partner for us," said Gerry Weber, CN Vice-President Supply, Fleet and Fuel Management. "These tenders will be used immediately with our dual fuel locomotives in mainline service, allowing CN to continue to explore this technology as a means to advance the company's sustainability agenda and improve environmental emissions."

Westport is collaborating with INOXCVA, a leading manufacturer of cryogenic transportation equipment, on these tenders. Westport and INOXCVA have entered into an agreement for cryogenic systems to be able to rapidly meet the near-term demand in the rail industry.

Westport has also been collaborating with Caterpillar Inc. (NYSE:CAT)  since June 2012 to co-develop natural gas technology for Caterpillar products, including  the next  generation of locomotives. The first high pressure direct injection (HPDI) locomotive will be demonstrated in 2014 through a consortium program funded by Sustainable Technology Development Canada in partnership with Canadian National Railway, Electro-Motive Diesel (EMD, a subsidiary of Progress Rail Services, a Caterpillar company), and Gaz Metro. Caterpillar and Westport are combining technologies and expertise, including Westport™ HPDI technology and Caterpillar's industry leading off-road engine and machine product technology, to develop these new natural gas products. Commercial production of HPDI locomotives by EMD is expected in 2017.

About CN
CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico. CN - Canadian National Railway Company, along with its operating railway subsidiaries -- serves the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company's website at www.cn.ca

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for delivery of the referenced tenders, and commercial production of HPDI locomotives by EMD.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
Phone: 604-718-2046
Email: invest@westport.com

Media Inquries:
Nicole Adams
Director, Communications
Westport
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-JUN-13